Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

President and Vice-President of Panama Visit Molejon Gold Project

Vancouver, BC - April 5, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the "Company") is pleased to announce that the President and Vice-President of Panama, Ricardo Martinelli and Juan Carlos Varela, visited the Company’s Molejon gold mining project yesterday.

During their visit to Petaquilla’s mine site and tour of the Molejon gold plant, Messrs. Martinelli and Varela were able to observe the successful extraction of and production of gold. Since commercial gold production commenced, the Company has generated employment, greatly contributed to the development of Panama, particularly the mining industry, and has become the largest exporter in Panama.

April 4, 2011: Panama President Martinelli and Vice-President Varela visiting the Molejon Gold Project

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Rodrigo Esquivel
President

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.